Exhibit 99.1

Ituran Selected to Provide Full Connectivity Solution for
Fiat Connect in South America

This represents a new agreement between Ituran and Fiat and marks an expansion of collaboration with Stellantis

AZOUR, Israel – February 25, 2026 – Ituran Location and Control Ltd. (Nasdaq: ITRN), a global leader in vehicle telematics and OEM connectivity solutions, today was selected to deliver the Connect Fiat program in partnership with Stellantis. The agreement has an initial term of three years, with the option to extend for an additional two years. This program represents an expansion of Ituran’s existing collaboration with Stellantis, following the partnership announced in early 2025.

The agreement between Ituran and Stellantis delivers a fully integrated, end-to-end solution, including:

•	Supply of embedded hardware;
•	Delivery of connected vehicle services;
•	Full operation of the technology backend;
•	Provision of the end-user mobile application;

This vertically integrated approach enables Stellantis to offer Fiat Strada customers a seamless, secure, and scalable connected vehicle experience, fully aligned with global best practices in automotive connectivity.

Through Connect Fiat, available exclusively for the Fiat Strada, customers gain access to advanced connectivity, security, and vehicle management features.

Eyal Sheratzky, co-CEO of Ituran, commented, “We are very proud to further expand our strategic partnership with Stellantis through the launch of Connect Fiat. This project reflects Ituran’s ability to deliver fully integrated, end-to-end connectivity solutions, combining hardware, services, backend operations, and the end-user application into a single, unified platform. Our goal is to support Stellantis in delivering a safer, more connected, and reliable experience to its customers, while establishing a strong foundation for connectivity expansion across Fiat models in the region.”

Gisele Tonello, Vice President Stellantis Software Business Unit in South America, added, “The launch of Connect Fiat, exclusive to the Fiat Strada, represents an important milestone in our software and connected vehicle strategy in South America. It reinforces our commitment to innovation, safety, and customer value. Our collaboration with Ituran enables us to deliver a robust, integrated, and scalable solution, fully aligned with Stellantis’ vision of transforming the vehicle into an intelligent, connected platform throughout its entire lifecycle.”

This launch represents a further strategic milestone in the partnership between Ituran and Stellantis in South America, which began in May 2025, and reinforces Ituran’s collaborative model with its OEM customers built on technology excellence, operational reliability, and a strong focus on customer experience.

About Ituran

Ituran is a leader in the mobility technology field, providing value-added location-based services, including a full suite of services for the connected car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management and control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel Aviv-based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to over 2.6 million subscribers using its location-based services with a market-leading position in Israel and Latin America. Established in 1995, Ituran has approximately 2,800 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Colombia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact	International Investor Relations
Udi Mizrahi udi_m@ituran.com Deputy CEO and VP Finance, Ituran (Israel) +972 3 557 1348	Ehud Helft ituran@ekgir.com EK Global Investor Relations (US) +1 212 378 8040